Bionomics Limited

16 April 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SEC MAIL PROCESSING INC. RECEIVED MAY 04 2004 WASH, D.C. 155 SECTION

04024884

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

dw 5/6

82-34682

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name / Scheme — Bionomics Limited

ACN/ARSN — ACN 009 080 406

1. Details of Substantial Holder (1)

Name — Queensland Investment Corporation
ACN/ARSN (if applicable)

The holder became a substantial holder on — 8-Apr-04

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares Fully Paid	3,905,991	3,905,991	6.96%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and Number of securities.
Queensland Investment Corporation	Registered holder	2,881,443 Ordinary Shares Fully Paid 1,024,548 Ordinary Shares Fully Paid Deferred.

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and Number of securities
Queensland Investment Corporation	Queensland Investment Corporation	Queensland Investment Corporation	2,881,443 Ordinary Shares Fully Paid. 1,024,548 Ordinary Shares Fully Paid Deferred

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities affected
		Cash	Non-cash	
See Schedule 1				

82-34687

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Queensland Investment Corporation	GPO Box 2242, Brisbane QLD 4001

Signature

print name	John Gethin-Jones	**Capacity**	Executive General Manager, Australian Equities
Sign Here		**Date**	15-Apr-2004

Directions

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:
 (a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

 (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

 See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. If the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

82-3468

Schedule 1

Holder of Relevant Interest	Date of acquisition/ disposal	Consideration (9)		Class and number of securities effected
		Cash	Non-cash	
Queensland Investment Corporation	27-Jun-01	62,520.41		69325 Ordinary Shares Fully Paid
Queensland Investment Corporation	03-Jul-01	27,664.10		30675 Ordinary Shares Fully Paid
Queensland Investment Corporation	12-Jul-01	8,737.87		10900 Ordinary Shares Fully Paid
Queensland Investment Corporation	17-Jul-01	145,337.33		181300 Ordinary Shares Fully Paid
Queensland Investment Corporation	19-Jul-01	9,202.83		11480 Ordinary Shares Fully Paid
Queensland Investment Corporation	20-Jul-01	105,756.36		131925 Ordinary Shares Fully Paid
Queensland Investment Corporation	23-Jul-01	8,818.04		11000 Ordinary Shares Fully Paid
Queensland Investment Corporation	24-Jul-01	42,787.53		53375 Ordinary Shares Fully Paid
Queensland Investment Corporation	25-Jul-01	9,635.71		12020 Ordinary Shares Fully Paid
Queensland Investment Corporation	28-Sep-01	2,805.74		5000 Ordinary Shares Fully Paid
Queensland Investment Corporation	01-Oct-01	8,351.69		14370 Ordinary Shares Fully Paid
Queensland Investment Corporation	02-Oct-01	6,102.48		10500 Ordinary Shares Fully Paid
Queensland Investment Corporation	03-Oct-01	57,410.85		95489 Ordinary Shares Fully Paid
Queensland Investment Corporation	04-Oct-01	20,749.04		34511 Ordinary Shares Fully Paid
Queensland Investment Corporation	08-Oct-01	16,587.34		27589 Ordinary Shares Fully Paid
Queensland Investment Corporation	09-Oct-01	24,049.20		40000 Ordinary Shares Fully Paid
Queensland Investment Corporation	18-Oct-01	8,633.06		14359 Ordinary Shares Fully Paid
Queensland Investment Corporation	07-Nov-01	601.23		1000 Ordinary Shares Fully Paid
Queensland Investment Corporation	08-Nov-01	1,803.69		3000 Ordinary Shares Fully Paid
Queensland Investment Corporation	03-Dec-01	222,014.76		284052 Ordinary Shares Fully Paid
Queensland Investment Corporation	20-Feb-02	18,836.30		27644 Ordinary Shares Fully Paid
Queensland Investment Corporation	16-Apr-02	380,779.00		500000 Ordinary Shares Fully Paid
Queensland Investment Corporation	17-Apr-02	380,177.77		500000 Ordinary Shares Fully Paid
Queensland Investment Corporation	26-Jun-02	- 41,315.00		-60000 Ordinary Shares Fully Paid
Queensland Investment Corporation	27-Jun-02	- 79,577.00		-117265 Ordinary Shares Fully Paid
Queensland Investment Corporation	25-Sep-03	- 3,836.00		-10806 Ordinary Shares Fully Paid
Queensland Investment Corporation	03-Mar-04	160,000.00		500000 Ordinary Shares Fully Paid
Queensland Investment Corporation	24-Mar-04	108,866.56		340208 Ordinary Shares Fully Paid Deferred
Queensland Investment Corporation	08-Apr-04	218,988.80		684340 Ordinary Shares Fully Paid Deferred
Queensland Investment Corporation	13-Apr-04	160,000.00		500000 Ordinary Shares Fully Paid